大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002/UOB2002/UOB-A42/sc

21 November 2002

02060239

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

MEMBER'S VOLUNTARY WINDING UP OF SUBSIDIARY

Dear Sir

We enclose a copy of our Announcement dated 20 November 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

MEMBER'S VOLUNTARY WINDING UP OF SUBSIDIARY

Singapore, 20 November, 2002 – United Overseas Bank Limited ("UOB") wishes to announce that ICB Finance Limited, a wholly owned subsidiary of UOB in Hong Kong, has commenced member's voluntary liquidation. The liquidation is part of the ongoing rationalisation of the operations of the UOB group of companies.

Vivien Chan
Company Secretary
United Overseas Bank Limited

20 November 2002